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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)



                         Atlantic Caspian Resources PLC
--------------------------------------------------------------------------------
                               (Name of Issuer)



          Ordinary Shares (and American Depositary Receipts therefor)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    048277107
                   -----------------------------------------
                                (CUSIP Number)



                               September 21, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [ ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP NO. 048277107                                                 Page 2 of 8
          ---------
-------------------------------------------------------------------------------
   1.     Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Liviakis Financial Communications, Inc.           68-0311399
-------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)  [X]
          (b)  [ ]
-------------------------------------------------------------------------------
   3.     SEC Use Only
-------------------------------------------------------------------------------
   4.     Citizenship or Place of Organization

          California
-------------------------------------------------------------------------------
                        5.     Sole Voting Power
  Number of                    3,705,000
   Shares              --------------------------------------------------------
 Beneficially           6.     Shared Voting Power
  Owned by                     -
    Each               --------------------------------------------------------
  Reporting             7.     Sole Dispositive Power
 Person With:                  3,705,000
                       --------------------------------------------------------
                        8.     Shared Dispositive Power
                               -
-------------------------------------------------------------------------------
   9.     Aggregate Amount Beneficially Owned by Each Reporting Person

          3,705,000
-------------------------------------------------------------------------------
  10.     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                          [X]
-------------------------------------------------------------------------------
  11.     Percent of Class Represented by Amount in Row 11

          2.0%
-------------------------------------------------------------------------------
  12.     Type of Reporting Person (See Instructions)

          CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

CUSIP NO. 048277107                                                 Page 3 of 8
          ---------
-------------------------------------------------------------------------------
   1.     Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          John M. Liviakis
-------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)  [X]
          (b)  [ ]
-------------------------------------------------------------------------------
   3.     SEC Use Only
-------------------------------------------------------------------------------
   4.     Citizenship or Place of Organization

          United States
-------------------------------------------------------------------------------
                        5.     Sole Voting Power
  Number of                    3,100,000
   Shares              --------------------------------------------------------
 Beneficially           6.     Shared Voting Power
  Owned by                     3,705,000
    Each               --------------------------------------------------------
  Reporting             7.     Sole Dispositive Power
 Person With:                  3,100,000
                       --------------------------------------------------------
                        8.     Shared Dispositive Power
                               3,705,000
-------------------------------------------------------------------------------
   9.     Aggregate Amount Beneficially Owned by Each Reporting Person

          6,805,000
-------------------------------------------------------------------------------
  10.     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)
-------------------------------------------------------------------------------
  11.     Percent of Class Represented by Amount in Row 11

          3.7%
-------------------------------------------------------------------------------
  12.     Type of Reporting Person (See Instructions)

          IN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

CUSIP NO. 048277107                                                 Page 4 of 8
          ---------
-------------------------------------------------------------------------------
   1.     Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Renee A. Liviakis
-------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)  [X]
          (b)  [ ]
-------------------------------------------------------------------------------
   3.     SEC Use Only
-------------------------------------------------------------------------------
   4.     Citizenship or Place of Organization

          United States
-------------------------------------------------------------------------------
                        5.     Sole Voting Power
  Number of                    -
   Shares              --------------------------------------------------------
 Beneficially           6.     Shared Voting Power
  Owned by                     3,705,000
    Each               --------------------------------------------------------
  Reporting             7.     Sole Dispositive Power
 Person With:                  -
                       --------------------------------------------------------
                        8.     Shared Dispositive Power
                               3,705,000
-------------------------------------------------------------------------------
   9.     Aggregate Amount Beneficially Owned by Each Reporting Person

          3,705,000
-------------------------------------------------------------------------------
  10.     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                         [X]
-------------------------------------------------------------------------------
  11.     Percent of Class Represented by Amount in Row 11

          2.0%
-------------------------------------------------------------------------------
  12.     Type of Reporting Person (See Instructions)

          IN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

ITEM 1(a).  NAME OF ISSUER:

       Atlantic Caspian Resources PLC

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

       24 Brook's Mews
       London W1Y 1LF
       England

ITEM 2(a).  NAME(S) OF PERSON(S) FILING:

       Liviakis Financial Communications, Inc. ("LFC")
       John M. Liviakis ("JML")
       Renee A. Liviakis ("RAL")

       LFC, JML and RAL are filing this Statement on Schedule 13G jointly pursuant to Rule 13d-1(k)(1). Attached to this Amended Statement as Exhibit A is the Joint Filing Agreement of LFC, JML and RAL pursuant to Rule 13d-1(k)(1)(iii).

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

       2420 "K" Street, Suite 220, Sacramento, California 95816

ITEM 2(c).  CITIZENSHIP:

       LFC is a California corporation. JML and RAL are citizens of the United States of America.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

       Ordinary shares (some of which are represented by American Depositary Receipts).

ITEM 2(e).  CUSIP NUMBER:

       048277107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:



       If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4.  OWNERSHIP.

       (a)    Amount beneficially owned as of September 30, 1999:

              LFC:    3,705,000 shares
              JML:    6,805,000 shares
              RAL:    3,705,000 shares

              JML and RAL are husband and wife, and each owns 50% of the outstanding shares of LFC. Each is a director and officer of LFC and, as such, influences the exercise of voting power and dispositive power by LFC. Each of JML and RAL is reporting all of the 3,705,000 shares owned by LFC on September 30, 1999 as beneficially owned. JML has sole voting power and dispositive power over the 3,100,000 shares (or share equivalents in the form of ADR's) owned of record by JML.

       (b)    Percent of class:

              LFC:   2.0%
              JML:   3.7%
              RAL:   2.0%

              Based upon the 176,276,271 ordinary shares that the Issuer's counsel advised were outstanding on March 23, 1999, as adjusted for 6,000,000 shares that the Issuer issued to LFC subsequent to March 23, 1999.

       (c)    Number of shares as to which such person has:

              (i)   Sole power to vote or direct the vote:

                     LFC:   3,705,000 shares
                     JML:   3,100,000 shares
                     RAL:        -0-  shares

              (ii)  Shared power to vote or direct the vote:

                     LFC:       -0-   shares
                     JML:   3,705,000 shares
                     RAL:   3,705,000 shares

                       JML and RAL, in their capacity as officers and directors, share the power to vote or direct the vote of the shares owned by LFC.

              (iii) Sole power to dispose or to direct the disposition of:

                     LFC:   3,705,000 shares
                     JML:   3,100,000 shares
                     RAL:       -0-   shares

              (iv) Shared power to dispose or direct the disposition of:

                     LFC:       -0-   shares
                     JML:   3,705,000 shares
                     RAL:   3,705,000 shares

                     JML and RAL, in their capacity as officers and directors, share the power to dispose or direct the disposition of the shares owned by LFC.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

       If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [x]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

       Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

       Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

       Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

       Not applicable

ITEM 10.  CERTIFICATIONS.

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 4, 1999                  LIVIAKIS FINANCIAL COMMUNICATIONS, INC.


                                        By: /s/ John M. Liviakis
                                            ------------------------------------
                                            John M. Liviakis, President


                                        /s/John M. Liviakis
                                        ----------------------------------------
                                                    John M. Liviakis


                                        /s/ Renee A. Liviakis
                                        ----------------------------------------
                                                    Renee A. Liviakis